Exhibit 99.1
Alithya sustains operational strength with continued solid margin improvement
Q3-2025 Highlights
•Revenues decreased 3.9% to $115.8 million, compared to $120.5 million for the same quarter last year. On a sequential basis, revenues increased in all segments of the business, and by $4.3 million in aggregate, or 3.8%, from the second quarter of this year.
•87% of revenues were generated from clients which we had in the same quarter last year.
•Gross Margin as a Percentage of Revenues(1) increased to 32.3%, a record level, compared to 31.3% for the same quarter last year, and from 30.6% for the second quarter of this year, with all segments of the business contributing to this increase.
•Gross margin decreased slightly by 0.8% to $37.4 million, on lower revenues, compared to
$37.7 million for the same quarter last year.
•Selling, general and administrative expenses decreased by $0.7 million, or 2.4%, to $28.8 million, compared to $29.5 million for the same quarter last year.
•Net loss was $3.7 million, or $0.04 per share, compared to a net loss of $2.5 million, or $0.03 per share, for the same quarter last year.
•Adjusted Net Earnings(2) amounted to $5.7 million, representing an increase of $1.4 million, from $4.3 million for same quarter last year. This translated into Adjusted Net Earnings per Share(2) of $0.06, compared to $0.04 for the same quarter last year.
•Adjusted EBITDA(2) increased 8.7% to $10.3 million, for an Adjusted EBITDA Margin(2) of 8.9% of revenues, a record level, compared to $9.5 million, for an Adjusted EBITDA Margin of 7.8% of revenues, for the same quarter last year. Adjusted EBITDA margin increased from 8.3% for the second quarter of this year.
•Net cash from operating activities was $11.7 million, representing a decrease of $3.9 million, from $15.6 million for the same quarter last year, mainly due to working capital variations.
•Q3 Bookings(1) reached $138.4 million, which translated into a Book-to-Bill Ratio(1) of 1.20 for the quarter. The Book-to-Bill Ratio would be 1.34 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
•Backlog(1) represented approximately 17 months of trailing twelve-month revenues as at December 31, 2024.
•Signed 24 new clients.
•Nicolas Lavoie joined Alithya as Chief Financial Officer.
•Acquired XRM Vision Inc. and all of its affiliates (“XRM Vision”) (the “XRM Acquisition”) enhancing Microsoft expertise and reinforcing smart shore capabilities.
•Extended the maturity of the $140 million Credit Facility to April 2027.

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MONTREAL, CANADA (February 13, 2025) – Alithya Group inc. (TSX: ALYA) (“Alithya” or the “Company”) reported today its results for the third quarter of fiscal 2025 ended December 31, 2024. All amounts are in Canadian dollars unless otherwise stated.
Summary of the financial results for the third quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2025-Q3	F2024-Q3
Revenues	115,761	120,498
Gross Margin	37,385	37,679
Gross Margin as a percentage of revenues (%)(1)	32.3%	31.3%
Selling, general and administrative expenses	28,814	29,521
Selling, general and administrative expenses as a percentage of revenues (%)(1)	24.9%	24.5%
Net Loss	(3,716)	(2,537)
Basic and Diluted Loss per Share	(0.04)	(0.03)
Adjusted Net Earnings(2)	5,719	4,303
Adjusted Net Earnings per Share(2)	0.06	0.04
Adjusted EBITDA(2)	10,275	9,456
Adjusted EBITDA Margin (%)(2)	8.9%	7.8%
(1)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See "Non-IFRS and Other Financial Measures" below.
(2)    These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and quantitative reconciliations of Adjusted Net Earnings and Adjusted EBITDA to the most directly comparable IFRS measures are presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.

Quote by Paul Raymond, President and CEO, Alithya:
“We are proud to disclose that the Alithya team delivered a record quarter on several fronts, including posting the highest Adjusted EBITDA margin since going public, a key milestone in the stated targets of our 3-year plan. Q3 was also a high-water mark for gross margin as a percentage of revenue. Together, those metrics clearly demonstrate the merits of our continued focus on greater efficiency and our shift towards a higher-value business mix.
Q3 was also a quarter of strong bookings and sequential organic revenue growth in all our geographies, which is an encouraging sign in terms of our future revenue trajectory. Furthermore, as a result of the XRM Vision acquisition, completed on December 1, we anticipate growth through the scaling of our Microsoft and smart shoring capabilities.
As we enter the final quarter of our fiscal 2025 year, we are pleased with the progress we have made in advancing the core pillars of our 3-year strategic plan. Our third quarter results are a testament to those achievements as we continue our disciplined approach on all fronts.”
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Third Quarter Results
Revenues
Revenues amounted to $115.8 million for the three months ended December 31, 2024, representing a decrease of $4.7 million, or 3.9%, from $120.5 million for the three months ended December 31, 2023. On a sequential basis, revenues increased in all segments of the business, and by $4.3 million in aggregate, or 3.8%, from the second quarter of this year.
Revenues in Canada decreased by $6.3 million, or 9.3%, to $61.7 million for the three months ended December 31, 2024, from $68.0 million for the three months ended December 31, 2023. The decrease in revenues was due primarily to one client's major transformation project reaching maturity and a reduction in revenues from certain government contracts, partially offset by a recovery in the banking sector, and revenues from XRM Vision since the acquisition.
U.S. revenues increased by $1.7 million, or 3.8%, to $48.8 million for the three months ended December 31, 2024, from $47.1 million for the three months ended December 31, 2023, due primarily to organic growth in enterprise transformation services, support revenues and a favorable US$ exchange rate impact of $1.3 million between the two periods.
International revenues decreased by $0.2 million, or 4.0%, to $5.2 million for the three months ended December 31, 2024, from $5.4 million for the three months ended December 31, 2023.
Gross Margin
Gross margin decreased by $0.3 million, or 0.8%, to $37.4 million for the three months ended December 31, 2024, on lower revenues, from $37.7 million for the three months ended December 31, 2023. Gross margin as a percentage of revenues increased to 32.3% for the three months ended December 31, 2024, from 31.3% for the three months ended December 31, 2023 due to increased efficiencies and the continued evolution towards a higher value-added business mix. On a sequential basis, gross margin as a percentage of revenues increased from 30.6% for the second quarter of this year, with all segments of the business contributing to this increase.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, mainly due to increased efficiencies and higher hourly billing rates, as a result of providing a greater proportion of higher-value services, a proportionally larger decrease in the use of subcontractors compared to permanent employees and a positive margin contribution from XRM Vision since the acquisition.
In the U.S., gross margin as a percentage of revenues decreased compared to the same quarter last year, primarily due to lower digital adoption subscription revenues, which historically had a higher gross margin as a percentage of revenues, partially offset by higher hourly billing rates and increased efficiencies.
International gross margin as a percentage of revenues decreased compared to the same quarter last year, mainly due to reduced activities in the UK, which historically had a higher gross margin.
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Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $28.8 million for the three months ended December 31, 2024, representing a decrease of $0.7 million, or 2.4%, from $29.5 million for the three months ended December 31, 2023. Selling, general and administrative expenses as a percentage of revenues amounted to 24.9% for the three months ended December 31, 2024, compared to 24.5% for the same period last year. The decrease in selling, general and administrative expenses was driven mainly by decreases in professional fees, occupancy costs, and recruiting fees, partially offset by an increase in employee compensation costs, resulting primarily from variable compensation and XRM Vision since the acquisition.
Net Loss
Net loss for the three months ended December 31, 2024 was $3.7 million, representing an increase of $1.2 million, from a net loss of $2.5 million for the three months ended December 31, 2023. The increased net loss was driven primarily by the $5.1 million impairment of goodwill, in addition to decreased gross margin caused by lower revenues and increased income tax expense, partially offset by decreased selling, general and administrative expenses, decreased business acquisition, integration and reorganization costs, resulting primarily from a $2.7 million contingent consideration adjustment related to the Datum Acquisition which was partially offset by $1.1 million of acquisition costs related to the XRM Acquisition, decreased amortization of intangibles and depreciation of property and equipment, increased foreign exchange gain, and decreased net financial expenses for the three months ended December 31, 2024, compared to the three months ended December 31, 2023. On a per share basis, this translated into a basic and diluted net loss per share of $0.04 for the three months ended December 31, 2024, compared to a basic and diluted net loss of $0.03 per share for the three months ended December 31, 2023.
Adjusted Net Earnings
Adjusted Net Earnings amounted to $5.7 million for the three months ended December 31, 2024, representing an increase of $1.4 million, or 32.9%, from $4.3 million for the three months ended December 31, 2023. As explained above, decreased selling, general and administrative expenses, decreased depreciation of property and equipment and right-of-use assets and decreased net financial expenses, were partially offset by decreased gross margin caused by lower revenues and increased income tax expense. This translated into Adjusted Net Earnings per Share of $0.06 for the three months ended December 31, 2024, compared to $0.04 for the three months ended December 31, 2023.
Adjusted EBITDA
Adjusted EBITDA amounted to $10.3 million for the three months ended December 31, 2024, representing an increase of $0.8 million, or 8.7%, from $9.5 million for the three months ended December 31, 2023. As explained above, decreased selling, general and administrative expenses were partially offset by decreased gross margin caused by lower revenues. Adjusted EBITDA Margin was 8.9% for the three months ended December 31, 2024, compared to 7.8% for the three months ended December 31, 2023. On a sequential basis, Adjusted EBITDA increased by $1.0 million or 10.5%, from
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the second quarter of this year, and Adjusted EBITDA Margin increased from 8.3% from the second quarter of this year.
Bookings
Bookings increased to $138.4 million, which translated into a Book-to-Bill Ratio of 1.20 for the quarter, compared to 125.6 million, which translated into a Book-to-Bill Ratio of 1.04, for the same quarter last year. Bookings for the trailing twelve months amounted to $454.5 million as at December 31, 2024, which translated into a Book-to-Bill ratio of 0.97. On a sequential basis, Bookings increased by $54.4 million, from 84.0 million, and the Book-to-Bill ratio increased from 0.75, for the second quarter of this year.
If revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, the Book-to-Bill ratio would be 1.34, an improvement from 1.20 for the same quarter last year and 0.85 for the second quarter of this year. For the trailing twelve months as at December 31, 2024, the Book-to-Bill ratio excluding revenues from the two long-term contracts would be 1.10.
Liquidity and Capital Resources
For the three months ended December 31, 2024, net cash from operating activities was $11.7 million, representing a decrease of $3.9 million, or 25.2%, from $15.6 million for the three months ended December 31, 2023. The decrease in net cash from operating activities compared to the same quarter last year is mainly driven by changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $3.4 million during the three months ended December 31, 2024 consisted primarily of a $14.5 million decrease in accounts receivable and other receivables, partially offset by a $7.8 million increase in unbilled revenues, a $1.8 million increase in tax credits receivable, and a $1.4 decrease in accounts payable and accrued liabilities. For the three months ended December 31, 2023, favorable changes in non-cash working capital items of $8.2 million consisted primarily of a $4.9 million decrease in unbilled revenues, a $2.9 million decrease in accounts receivable and other receivables, and a $1.4 million increase in deferred revenues, partially offset by a $1.4 million increase in tax credits receivable.
The cash flow generation remained strong in the quarter, allowing continued deleveraging of the balance sheet, in line with the Company's capital allocation priorities. Drawings on the Credit Facility amounted to $89.6 million, after the impact of the initial cash payment on the acquisition of XRM Vision during the quarter. In February, the maturity of the Credit Facility was extended to April 2027. Liquidity remains strong with cash on hand and availability under the Credit Agreement amounting to $63.7 million.
Nine-Months Results
Revenues amounted to $348.2 million for the nine months ended December 31, 2024, representing a decrease of $22.4 million, or 6.1%, from $370.6 million for the nine months ended December 31, 2023. Gross margin decreased by $0.6 million, or 0.5%, to $110.0 million for the nine months ended December 31, 2024, from $110.6 million for the nine months ended December 31, 2023. Gross margin as a percentage of revenues increased to 31.6% for the nine months ended December 31, 2024, from 29.8% for the nine months ended December 31, 2023. Adjusted EBITDA amounted to $29.6 million for the nine
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months ended December 31, 2024, representing an increase of $4.6 million, or 18.7%, from $25.0 million for the nine months ended December 31, 2023. Adjusted EBITDA Margin was 8.5% for the nine months ended December 31, 2024, compared to 6.7% for the nine months ended December 31, 2023. Net loss for the nine months ended December 31, 2024 was $6.7 million, representing a decrease of $12.3 million, from a net loss of $19.0 million, for the nine months ended December 31, 2023. On a per share basis, this translated into a basic and diluted net loss per share of $0.07 for the nine months ended December 31, 2024, compared to a basic and diluted net loss of $0.20 per share for the nine months ended December 31, 2023.
Acquisition of XRM Vision
On December 1, 2024, Alithya acquired XRM Vision for a purchase price of up to $35 million, payable in cash and Class A subordinated voting shares, including a potential earn-out of $12 million.
XRM Vision is a recognized Microsoft partner, specializing in creating and implementing Customer Relationship Management (CRM) and Project Portfolio Management solutions, powered by Microsoft Dynamics 365, Microsoft Power Platform and other Microsoft technologies. With a team of about 85 specialists, XRM Vision operates from locations across Canada and Morocco.
Strategic Business Plan Outlook
Alithya embarked on a journey to be recognized as the trusted technology advisor of its clients. By the end of fiscal 2027, management believes that the achievement of this new scale and scope will allow the Company to leverage its industry knowledge, geographic presence, expertise, integrated offerings, and its position on the value chain to target higher value IT segments.
Alithya's strategic process begins with its agile approach to aligning its offerings with the most pressing challenges being experienced within the sectors that it services, and in its ability to continuously reinforce the building blocks of trusted relationships with its clients, its people, its investors, and its partners. To ensure that it remains innovative and relevant, Alithya strives to meet or exceed the expectations of its stakeholders, including optimizing employee experiences, assisting its clients in achieving their missions, and creating greater value for its investors.
More specifically, Alithya has developed a three-year strategic plan outlining objectives, keeping in mind its stakeholders' interests, with the primary goals detailed as follows:
•Increasing scale through organic growth and strategic acquisitions:
◦Organic Growth: Alithya aims to achieve between 5 and 10 percent annualized organic growth.
◦Acquisitions: Alithya plans to acquire complementary businesses totaling 150 million dollars of revenues.
◦AI and IP Solutions: Alithya intends to increase the utilization of its AI and intellectual property solutions.
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•Providing investors, partners and stakeholders with long-term growing return on investment:
•Profitability: Alithya’s Adjusted EBITDA Margin(1) is targeted to increase to within the range of 11 to 13 percent.
•Smart shoring centers: Alithya aims to deliver an increasing percentage of its business through smart shoring centers.
•Environmental goal: Alithya endeavours to obtain Carbon Care Certification® (Level 1), and to initiate steps towards achieving carbon neutrality certification (Level 2).
These objectives set out in Alithya's three-year strategic plan launched on April 1, 2024, are based on its current business plan and strategies and are not intended to be a forecast or a projection of future results. Rather, they are objectives that the Company seeks to achieve from the execution of its strategy over time, and contemplate its historical performance and certain assumptions including but not limited to (i) its ability to execute its growth strategies, (ii) its ability to identify and acquire complementary businesses on accretive terms, and (iii) its estimates and expectations in relation to future economic and business conditions and other factors.

1 This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.8 titled “EBITDA and Adjusted EBITDA” of Alithya’s MD&A for a quantitative reconciliation to the most directly comparable IFRS measure for the three and nine months ended December 31, 2024 and 2023.
Forward-Looking Statements and Financial Outlook
This press release contains statements that may constitute “forward-looking information”, "forward-looking statements" or "financial outlook" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, by leveraging artificial intelligence ("AI"), our geographic presence and our smart shore capabilities, our expertise, and our integrated offerings, and by entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with long-term growing return on investment; (v) our ability to service our debt and raise additional capital; (vi) our estimates regarding our financial performance, including our revenues, profitability, costs and expenses, gross margins, liquidity,
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capital resources, and capital expenditures; (vii) our ability to identify suitable acquisition targets and realize the expected synergies or cost savings relating to the integration of acquired entities, and (viii) our ability to balance, meet and exceed the needs of our stakeholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya's Management Discussion and Analysis ("MD&A") for the year ended March 31, 2024, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS and Other Financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. Adjusted Net Earnings, Adjusted Net Earnings per Share, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures and Bookings, Book-to-Bill Ratio, Backlog, Gross Margin as a Percentage of Revenues and Selling, General and Administrative Expenses as a Percentage of Revenues are other financial measures used in this press release. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures. Additional details for these non-IFRS and other financial measures can be found in section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended December 31, 2024, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios and is incorporated by reference in this press release.
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The following table reconciles net loss to Adjusted Net Earnings:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Net loss	(3,716)	(2,537)	(6,748)	(18,958)
Business acquisition, integration and reorganization costs (recovery)	(1,244)	1,030	88	4,798
Amortization of intangibles	4,810	5,299	14,089	18,300
Share-based compensation	1,704	1,358	4,428	5,031
Impairment of goodwill	5,144	—	5,144	—
Impairment of property and equipment and right-of-use assets and loss on lease termination	—	(60)	—	1,323
Severance	—	—	1,502	—
Effect of income tax related to above items	(979)	(787)	(2,580)	(2,941)
Adjusted Net Earnings (1)(2)	5,719	4,303	15,923	7,553
Basic and diluted loss per share	(0.04)	(0.03)	(0.07)	(0.20)
Adjusted Net Earnings per Share (1)(2)	0.06	0.04	0.17	0.08

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the quarter ended December 31, 2024, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
(2) Figures for the three and nine months ended December 31, 2023 reflect adjustments for certain changes to the calculations and assumptions.

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The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Revenues	115,761	120,498	348,150	370,585
Net loss	(3,716)	(2,537)	(6,748)	(18,958)
Net financial expenses	2,372	3,302	6,246	9,595
Income tax expense	724	(346)	1,962	318
Depreciation	1,168	1,444	3,365	4,610
Amortization of intangibles	4,810	5,299	14,089	18,300
EBITDA (1)	5,358	7,162	18,914	13,865
EBITDA Margin (1)	4.6%	5.9%	5.4%	3.7%
Adjusted for:
Foreign exchange gain	(687)	(34)	(445)	(50)
Share-based compensation	1,704	1,358	4,428	5,031
Business acquisition, integration and reorganization costs (recovery)	(1,244)	1,030	88	4,798
Impairment of goodwill	5,144	—	5,144	—
Impairment of property and equipment and right-of-use assets and loss on lease termination	—	(60)	—	1,323
Severance	—	—	1,502	—
Adjusted EBITDA (1)	10,275	9,456	29,631	24,967
Adjusted EBITDA Margin (1)	8.9%	7.8%	8.5%	6.7%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the quarter ended December 31, 2024, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
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Third Quarter Conference Call
Alithya will hold a conference call to discuss third quarter results on February 13, 2025, at 9:00 a.m. Eastern Time. Interested parties can join the call by dialing 1-800-990-4777, or via webcast at https://app.webinar.net/06qkaPWlmPr. A replay will be made available until February 20, 2025 (conference replay information: 1-888-660-6345, 17546#).
About Alithya
Empowered by the passion and enthusiasm of a talented global workforce, Alithya is positioned on the crest of the digital wave as a trusted advisor in strategy and digital technology services. Transforming the world one digital step at a time, Alithya leverages collective intelligence and expertise to develop practical IT solutions tailored to complex business challenges. As shared stewards of its clients' success, Alithya accompanies them through the full cycle of their digital evolutions, paving new roads to the future of their businesses.
Living up to its name, meaning truth, Alithya embraces a business model that avoids industry buzzwords and technical jargon to deliver straight talk provided by collaborative teams focused on three main pillars: strategic consulting, enterprise transformation, and business enablement.
With gender parity and carbon care certifications already obtained, and in pursuit of indigenous relations and carbon neutral certifications, Alithya strives to balance its desire to do the right thing with its commitment to doing things right.
Source:
Alithya Investor Relations
investorrelations@alithya.com
Alithya Media Relations
media@alithya.com
Note to readers: Management’s Discussion and Analysis and the interim consolidated financial statements and notes for the three and nine months ended December 31, 2024 are available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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